
02049922

Q.P. CORPORATION

BRIEF NOTE OF THE ACCOUNT

(CONSOLIDATION)

FOR THE INTERIM PERIOD ENDED MAY 31, 2002

(Translation)

July 11, 2002

BRIEF NOTE OF THE ACCOUNT (CONSOLIDATION) FOR THE INTERIM PERIOD ENDED MAY 31, 2002

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www. kewpie. co. jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Directory for inquiries:	Toshio Sakagami Senior Managing Director and General Manager of Administration Division Tel. (03) 3486-3331
Board of directors held for the interim closing:	July 11, 2002
Application of U S GAAP:	Non application

1. Business results for the interim period ended May 31, 2002 (From December 1, 2001 to May 31, 2002):

(1) Operating results

Figures of amounts are described by discarding fractions less than one million yen.

	Interim period ended May 31, 2002	Interim period ended May 31, 2001	Year ended November 30, 2001
Net sales	¥213,434 million (9.1%)	¥195,713 million	¥396,697 million
Operating income	¥9,552 million (11.1%)	¥8,600 million	¥17,058million
Ordinary income	¥9,903 million (16.3%)	¥8,516 million	¥17,039 million
Net income	¥4,351 million (10.2%)	¥3,950 million	¥8,005 million
Net income per share - primary	¥28.21	¥25.49	¥51.78
Net income per share-diluted	¥25.63	¥22.27	¥45.46
(Notes)			
(a) Equity income:	¥138 million	¥32 million	¥168 million
(b) Weighted average number of shares:	154,280,413 shares	154,959,216 shares	154,618,407 shares

(c) Changes in accounting principles: None

(d) The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared to the previous interim period.

(2) Financial conditions

	Interim period ended May 31, 2002	Interim period ended May 31, 2001	Year ended November 30, 2001
Total assets	¥ 272,398 million	¥ 263,616 million	¥ 257,679 million
Net worth	¥ 112,011 million	¥ 105,180 million	¥ 107,428 million
Ratio of net worth to gross capital	41.1%	39.9%	41.7%
Net worth per share	¥ 726.07	¥ 681.58	¥ 696.21
(Note) Number of outstanding shares	154,271,472 shares	154,318,316 shares	154,304,166 shares

(3) Cash flows

	Interim period ended May 31, 2002	Interim period ended May 31, 2001	Year ended November 30, 2001
Net cash provided by operating activities	¥ 4,072 million	¥ 6,983 million	¥ 19,603 million
Net cash used in investing activities	¥ -12,437 million	¥ -6,577 million	¥ -15,157 million
Net cash used in financing activities	¥ -3,725 million	¥ -4,284 million	¥ -16,592 million
Ending balance of cash and cash equivalents	¥ 14,329 million	¥ 32,456 million	¥ 24,128 million

(4) Scope of consolidated companies and companies accounted for by the equity method

Number of consolidated subsidiaries	43
Number of non-consolidated subsidiaries accounted for by the equity method	0
Number of affiliated companies accounted for by the equity method	4

(5) Change in scope of consolidated companies and companies accounted for by the equity method

Number of newly consolidated companies	11
Number of companies excluded from consolidation	0
Number of companies newly accounted for by the equity method	0
Number of companies excluded from the application of the equity method	1

2. Forecast of operating results for the fiscal year ended November 30, 2002 (From December 1, 2001 to November 30, 2002):

	Year ended November 30, 2002
Net sales	¥430,000 million
Ordinary income	¥18,750 million
Net income	¥8,650 million
(Reference) Forecast of yearly net income per share	¥56.07

Caution:
The above forecast information is reported based on available information, conceivable circumstances, and uncertain factors which may have an effect on the future operating results on the day of an official announcement of this report.
As a result, the forecast operating results may differ larger from the actual operating results due to uncertain various factors after the day.

Q.P. CORPORATION

Consolidated Balance Sheets

(Millions of yen)

ASSETS	May 31, 2002	May 31, 2001	November 30, 2001
CURRENT ASSETS:			
Cash and deposits	15,122	36,058	24,369
Notes and accounts receivable	76,508	67,747	67,202
Securities	27	42	139
Inventories	19,901	18,561	18,855
Deferred tax assets	2,707	2,323	2,499
Other	4,771	3,695	4,660
Allowance for doubtful accounts	(1,072)	(1,385)	(1,090)
Total current assets	117,967	127,042	116,637
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	96,871	86,439	88,982
Machinery, equipment and transportation equipment	99,587	85,711	86,588
Land	37,960	33,906	34,630
Construction in progress	3,305	1,926	3,885
Other	6,657	5,953	6,054
Accumulated depreciation	(129,731)	(113,288)	(115,957)
Total tangible fixed assets	114,650	100,649	104,183
Intangible fixed assets	2,169	1,507	1,983
Investments and other assets			
Investment in securities	19,433	19,450	17,400
Deferred tax assets	5,786	6,255	5,733
Other	12,700	9,434	12,576
Allowance for doubtful accounts	(311)	(724)	(836)
Total investments and other assets	37,609	34,415	34,873
Total fixed assets	154,429	136,572	141,040
DEFERRED ASSETS:			
Bond discounts	0	1	1
Total deferred assets	0	1	1
Total assets	272,398	263,616	257,679

LIABILITIES, MINORITY SHAREHOLDERS' EQUITY AND SHAREHOLDERS' EQUITY	May 31, 2002	May 31, 2001	November30, 2001
CURRENT LIABILITIES:			
Notes and accounts payable	44,958	38,400	40,134
Short-term loans payable	18,872	11,305	10,919
Current portion of bonds	-	1,100	1,000
Current portion of convertible bonds	-	12,924	3,648
Account payable-other	22,893	23,601	25,706
Accrued corporate, inhabitant and enterprise taxes	4,402	3,854	2,781
Reserve for sales rebates	2,680	2,866	1,950
Reserve for bonuses	2,244	2,364	1,717
Other	2,527	4,192	5,888
Total current liabilities	98,579	100,608	93,746
LONG-TERM LIABILITIES:			
Bonds	1,500	1,500	1,500
Convertible bonds	18,629	18,629	18,629
Long-term loans payable	13,940	13,281	11,624
Deferred tax liabilities	100	302	106
Reserve for retirement benefits	10,479	10,281	9,818
Reserve for directors' and corporate auditors' retirement	2,560	1,719	2,006
Consolidation adjustment accounts	2	4	4
Other	1,770	1,866	2,158
Total long-term liabilities	48,982	47,584	45,848
Total liabilities	147,562	148,192	139,594
MINORITY SHAREHOLDERS' EQUITY:	12,823	10,243	10,657
SHAREHOLDERS' EQUITY:			
Capital stock	24,104	24,102	24,103
Capital reserve	29,418	28,780	29,418
Consolidated retained earnings	60,070	54,323	56,781
Valuation difference of other securities	507	607	(53)
Cumulative foreign currency translation adjustments	(859)	(1,456)	(1,627)
Treasury stock	(1,229)	(1,176)	(1,194)
Total shareholders' equity	112,011	105,180	107,428
Total liabilities, minority shareholders' equity and shareholders' equity	272,398	263,616	257,679

Q.P. CORPORATION

Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2002	Interim period ended May 31, 2001	Year ended November 30, 2001
NET SALES	213,434	195,713	396,697
COST OF SALES	157,624	143,709	290,824
Gross profit	55,809	52,003	105,873
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	46,257	43,402	88,814
Operating income	9,552	8,600	17,058
NON-OPERATING INCOME:			
Interest income and dividends received	340	322	750
Equity income	138	32	168
Amortization of consolidation adjustment accounts	-	2	3
Other	671	329	489
NON-OPERATING EXPENSES:			
Interest expense	491	509	1,018
Other	306	260	411
Ordinary income	9,903	8,516	17,039
EXTRAORDINARY GAINS:			
Gain on sales of fixed assets	112	0	0
Gain on establishments in trusts to cover retirement benefit obligations	-	3,611	3,611
Effects of the amendments on the application of the new accounting standards for retirement benefits	-	3,723	3,407
Other	198	128	1,095
EXTRAORDINARY LOSSES:			
Loss on sales and disposal of fixed assets	283	324	712
Cost for establishments in trusts to cover retirement benefit obligations	-	7,154	7,154
Valuation loss on investment in securities	285	-	1,073
Other	484	441	673
Net income before tax adjustments	9,162	8,059	15,540
Corporate, inhabitant and enterprise taxes	4,777	3,804	6,208
Interperiod tax allocation	(485)	(148)	448
Net income of consolidated subsidiaries transferred to minority interests	517	452	877
Net income	4,351	3,950	8,005

Q.P. CORPORATION

Consolidated Statements of Retained Earnings

(Millions of yen)

	Interim period ended May 31, 2002	Interim period ended May 31, 2001	Year ended November 30, 2001
CONSOLIDATED RETAINED EARNINGS, BEGINNING OF YEAR	56,781	52,380	52,380
DECREASE OF CONSOLIDATED RETAINED EARNINGS:			
Cash dividends	925	1,865	2,791
Directors' and corporate auditors' bonuses	117	141	141
Exclusion from consolidation of subsidiary for merger	-	-	670
Losses of newly consolidated subsidiaries	18	-	-
Decrease of consolidated retained earnings	1,062	2,007	3,604
NET INCOME	4,351	3,950	8,005
CONSOLIDATED RETAINED EARNINGS, END OF INTERIM PERIOD, OR YEAR	60,070	54,323	56,781

Consolidated Statements of Cash Flows

(Millions of yen)

	Interim period ended May 31, 2002	Interim period ended May 31, 2001	Year ended November 30, 2001
I . CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income before tax adjustments	9,162	8,059	15,540
Adjustment to reconcile net income before tax adjustments to net cash provided by (used in) operating activities:			
Depreciation and amortization	5,916	4,945	10,162
Amortization of consolidation adjustment accounts	1	(2)	(4)
Equity income	(138)	(32)	(196)
Valuation loss on investment in securities	285	-	1,073
Valuation loss on golf course membership seats	72	-	84
Decrease in reserve for employees' retirement	-	-	(14,415)
Increase (decrease) in reserve for retirement benefits	337	(4,133)	9,818
Increase (decrease) in reserve for directors' and corporate auditors' retirement	135	(451)	(164)
Increase in reserve for sales rebates	730	1,125	209
Increase in reserve for bonuses	46	699	52
Increase (decrease) in allowance for doubtful accounts	(614)	528	162
Interest income and dividends received	(340)	(322)	(750)
Interest expense	491	509	1,018
Loss on sales of securities	24	-	1
Gain on sales of investment in securities	(41)	(124)	(142)
Loss on sales and disposal of fixed assets	171	324	712
Investment in securities established in trusts to cover retirement benefit obligations	-	3,543	3,543
Increase in notes and accounts receivable	(5,249)	(1,796)	(1,227)
(Increase) decrease in inventories	(723)	788	357
Increase (decrease) in notes and accounts payable	2,927	(259)	1,579
Decrease in accounts payable-other	(2,027)	-	-
Decrease in accrued consumption taxes	(87)	(300)	(550)
Decrease in accrued expenses	(1,966)	(2,101)	-
Directors' and corporate auditors' bonuses paid	(117)	(141)	(141)
Directors' and corporate auditors' bonuses payment charged to minority shareholders	(46)	(35)	(35)
Other	(1,425)	117	128
Sub total	7,525	10,939	26,815
Interest income and dividends received	392	221	950
Interest paid	(497)	(507)	(1,020)
Corporate, inhabitant and enterprise taxes paid	(3,349)	(3,670)	(7,142)
Net cash provided by operating activities	4,072	6,983	19,603

	Interim period ended May 31, 2002	Interim period ended May 31, 2001	Year ended November 30, 2001
Ⅱ. CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of securities	-	(32,967)	(34,268)
Sales of securities	137	32,967	34,267
Purchases of tangible fixed assets	(10,254)	(6,605)	(15,158)
Purchases of intangible fixed assets	(374)	(287)	(998)
Purchases of investment in securities	(1,847)	(156)	(371)
Sales of investment in securities	248	1,511	1,930
Disbursements for loans receivables	(308)	(17,869)	(19,105)
Collection of loans receivables	101	17,199	18,373
Disbursements for deposit money in bank	(359)	(309)	(418)
Drawing out time deposits	363	52	566
Other	(143)	(116)	25
Net cash used in investing activities	(12,437)	(6,577)	(15,157)
Ⅲ. CASH FLOWS FROM FINANCING ACTIVITIES			
Borrowing on short-term loans	51,599	26,391	73,934
Reimbursement of short-term loans	(52,547)	(24,880)	(73,864)
Borrowing on long-term loans	4,861	250	253
Reimbursement of long-term loans	(2,172)	(2,185)	(2,734)
Disbursements for redemption of bonds and convertible bonds	(4,647)	(710)	(10,084)
Paid in from minority shareholders	301	-	-
Cash dividends paid	(925)	(1,865)	(2,791)
Cash dividends paid to minority shareholders	(160)	(111)	(111)
Repurchases of treasury stock to be reserved for stock options granted	-	(1,173)	(1,173)
Other	(34)	1	(19)
Net cash used in financing activities	(3,725)	(4,284)	(16,592)
Ⅳ. DIFFERENCE RESULTING FROM CONVERSION OF FOREIGN CASH AND CASH EQUIVALENTS TO YEN	22	61	0
Ⅴ. DECREASE IN CASH AND CASH EQUIVALENTS	(12,068)	(3,818)	(12,146)
Ⅵ. BEGINNING BALANCE OF CASH AND CASH EQUIVALENTS	24,128	36,274	36,274
Ⅶ. INCREASE IN CASH AND CASH EQUIVALENTS RESULTING FROM NEWLY CONSOLIDATED SUBSIDIARIES	2,269	-	-
Ⅷ. ENDING BALANCE OF CASH AND CASH EQUIVALENTS	14,329	32,456	24,128

BASIS OF PREPARATIONS FOR INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

(1) CONSOLIDATED SUBSIDIARIES

The Company established Hangzhou Q.P. Foods Co., Ltd. as consolidated subsidiaries, and newly consolidated S.Y. Promotion Co., Ltd. that had been the affiliated company accounted for by the equity method. Also, the Company newly consolidated Seto Delica Co., Ltd., Ishikari Delica Co., Ltd., Hanshin Delica Co., Ltd., Tosu Delica Co., Ltd., Salad Club, Inc., Kayaka Co., Ltd., Mizushima Kyuso Corporation, Yamamoto Kyuso Corporation and Beijing Q.P. Foods Co., Ltd. that had been non-consolidated companies. Thereby, consolidated subsidiaries comprise forty-three companies.

The primary consolidated subsidiaries are K.R.S. Corporation, Q.P. Egg Corporation, Deria Foods Co., Ltd., Kanae Foods Co., Ltd. and Zenno Q.P. Egg Station Co., Ltd..

Non-consolidated subsidiaries comprise thirteen companies.

The primary non-consolidated subsidiaries are QTIS Corporation and Osaka San-ei Logistics Corporation. These companies are excluded from the consolidation, for their total amounts of assets, sales, net income, and retained earnings equal to the equity of the Company don't have a significant effect on the total consolidated amounts of assets, sales, net income, and retained earnings.

(2) APPLICATION OF EQUITY METHOD

The equity method is applied to the investment in four affiliated companies. The primary companies are AOHATA Corporation and Summit Oil Mill Co., Ltd.. The investments in thirteen non-consolidated subsidiaries including Kyushu Vinegar Co., Ltd. and in nine affiliated companies including Thai Q.P. Co., Ltd. not to be accounted for by the equity method, are stated at cost, for the amounts calculated by the application of the equity method don't have a significant effect on the total consolidated net income and retained earnings.

(3) INTERIM CLOSING DATE OF CONSOLIDATED SUBSIDIARIES

The interim closing date of the Company and K.R.S. Corporation is May 31, S.Y. Promotion Co., Ltd. is September 30, Beijing Q.P. Foods Co., Ltd. and Hangzhou Q.P. Foods Co., Ltd. is June 30. The others are March 31. The subsidiaries with the closing date of June 30 and September 30 are consolidated at their temporary financial statements at May 31. The subsidiaries with the closing date of March 31 are consolidated at their balance sheet date and significant transactions for the period from April 1 to May 31 are adjusted in consolidation.

(4) SIGNIFICANT ACCOUNTING POLICIES

a. Valuation basis and valuation methods for significant assets

Securities

1. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.

2. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences are stated in shareholders' equity as valuation difference of other securities. Sales costs when sold are determined by the moving average method.
   Other securities with no fair value are stated at moving average cost.

Derivative financial instruments

Derivative financial instruments are stated at fair value.
Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.

Inventories

Products, purchased goods, raw materials, supplies, and work in progress are stated at monthly moving average cost.
Some joint products are stated at retail periodic average cost.

b. Depreciation for depreciable assets

Tangible fixed assets

Tangible fixed assets are depreciated by the declining balance method.
Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.
The same basis with the Corporation Tax Law is adopted about useful life and scrap value.

Intangible fixed assets

Intangible fixed assets are depreciated by the straight-line method.
Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life of internal use.

Long-term prepaid expenses

Long-term prepaid expenses are amortized by the straight-line method.

c. Accounting standards for significant reserves

Allowance for doubtful accounts

Allowance for doubtful accounts is based on the amounts calculated by an estimated uncollectible rate considering the ratio of past actual bad debt losses to general credits, and on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

Reserve for retirement benefits

Reserve for retirement benefits is provided at the necessary amounts on an accrual basis at end of the current interim period based on the estimated liability for retirement benefits and pension fund assets at end of the current fiscal year.

The shortage of effects of the amendments on the application of the new accounting standards for retirement benefits, occurring in the consolidated subsidiary K.R.S Corporation (which is registered on Second Section of Tokyo Stock Exchange) is to be amortized equally over five years, accounted for as an extraordinary loss.

Actuarial gains or losses are equally amortized on the straight-line method over twelve years based on the average remaining employees' service years, and its amortization is to be started from the next year.

Retirement benefits systems of the Company and subsidiaris consist of a tax-qualified pension system, an employees' welfare pension system, and a retirement lump-sum grants system.

Reserve for directors' and corporate auditors' retirement

The Company and consolidated subsidiaries provide a reserve for directors' and corporate auditors' retirement at 100% of estimated amounts payable at end of the current interim period according to each Company's Bylaw.

d. Deferred assets

Bond discounts are deferred, and amortized over seven years by the straight-line method.

e. Accounting for significant lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as applied to ordinary operating leases.

f. Significant hedge accounting

1. Deferral hedge is adopted in hedge accounting.

   Designation transactions are applied to debts and credits in foreign currency which conform to a certain requirements of hedge accounting.

2. Hedge instruments are forward exchange contracts.
3. Hedge items are purchase transactions in foreign currencies.
4. The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.
5. Assessment of the effectiveness of hedge accounting

   Control procedures of hedge transactions are executed according to the Company's Bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

g. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

h. Tax effect accounting

The Company and some consolidated subsidiaries adopt a tax effect accounting, a so called the simple method that those companies rationally estimated an effective tax rate gotten by dividing yearly estimated tax expenses by yearly estimated net income before taxes, calculated by multiplying interim net income before taxes by the above tax rate, and as a result, tax adjustment amounts are included in corporate, inhabitant and enterprise taxes.

The consolidated subsidiaries excluding the above adopt the general rule which distinguish tax expenses for tax purpose between tax adjustment amounts.

(5) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in hand, bank deposits which can be drawn out freely and easily converted into money, and short-term investments which have an original maturity of three months or less and are not exposed to significant valuation risks.

RECLASSIFICATION IN THE INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Decrease in account payable-other was reclassified as an independent account in the current interim period, becoming so as significant as could not be included in operating activities-other as in the previous interim period.

Account payable-other in the previous interim period was included in operating activities-other, as an increase ¥449 million.

Q.P. CORPORATION

BRIEFING OF THE ACCOUNT

(NON-CONSOLIDATION)

FOR THE INTERIM PERIOD ENDED MAY 31, 2002

(Translation)

July 11, 2002

BRIEFING OF THE ACCOUNT (NON-CONSOLIDATED) FOR THE INTERIM PERIOD ENDED MAY 31, 2002

Listed corporate name:	KEWPIE KABUSHIKI-KAISHA
English corporate name:	Q.P. Corporation
Security code number:	2809
URL:	http://www. kewpie. co. jp/english/
Listed exchange:	Tokyo Stock Exchange
Location of head office:	4-13, Shibuya 1-chome, Shibuya-ku, Tokyo
Directory for inquiries:	Toshio Sakagami Senior Managing Director and General Manager of Administration Division Tel.(03)3486-3331
Board of directors held for the interim closing:	July 11, 2002
Interim dividend:	Adoption
Trading unit share:	Adoption (100 shares per trading unit share)
Beginning date on payment of interim dividend:	August 6, 2002

1. Business results for the interim period ended May 31, 2002 (From December 1, 2001 to May 31, 2002):

(1) Operating results

Figures of amounts are described by discarding fractions less than one million yen.

	Interim period ended May 31, 2002	Interim period ended May 31, 2001	Year ended November 30, 2001
Net sales	¥ 134,351 million (3.2%)	¥ 130,160 million (-3.6%)	¥ 260,466 million
Operating income	¥ 6,051 million (7.8%)	¥ 5,613 million (3.7%)	¥ 10,836 million
Ordinary income	¥ 6,271 million (6.0%)	¥ 5,916 million (9.4%)	¥ 11,329 million
Net income	¥ 3,075 million (-8.4%)	¥ 3,358 million (26.4%)	¥ 6,268 million
Net income per share	¥ 19.93	¥ 21.60	¥ 40.54

(Notes)

1.Weighted average number of shares :	154,280,413 shares	155,461,941 shares	154,618,407shares

2.Changes in accounting principles: None

3.The percentage (%) of Net sales, Operating income, Ordinary income and Net income is the ratio of increase or decrease compared to the previous interim period.

(2) Dividend per share

	Interim period ended May 31, 2002	Interim period ended May 31, 2001	Year ended November 30, 2001
Interim dividend	¥ 6.00	¥ 6.00	-
Annual dividend	-	-	¥ 12.00

(3) Financial conditions

	Interim period ended May 31, 2002	Interim period ended May 31, 2001	Year ended November 30, 2001
Total assets	¥ 187,796 million	¥ 194,527 million	¥ 185,861 million
Net worth	¥ 105,223 million	¥ 101,880 million	¥ 102,596 million
Ratio of net worth to gross capital	56.0%	52.4%	55.2%
Net worth per share	¥ 682.07	¥ 655.34	¥ 664.90

(Notes)

1.Number of outstanding shares at end of the respective periods:

May 31, 2002	154,271,472 shares
May 31, 2001	155,461,941 shares
November 30, 2001	154,304,166 shares

2.Number of treasury stock at end of the respective periods:

May 31, 2002	1,193,043 shares
November 30, 2001	1,159,451 shares

2.Forecast of operating results for the fiscal year ended November 30, 2002 (From December 1, 2001 to November 30, 2002):

	Year ended November 30, 2002
Net sales	¥ 274,000 million
Ordinary income	¥ 11,800 million
Net income	¥ 6,000 million
Dividend per share for the year	¥ 12.00
(at end of the year)	¥ 6.00
(Reference) Forecast of yearly net income per share	¥ 38.89

Caution:

The above forecast information is reported based on available information, conceivable circumstances, and uncertain factors which may have an effect on the future operating results on the day of an official announcement of this report.

As a result, the forecast operating results may differ larger from the actual operating results due to uncertain various factors after the day.

Q.P. CORPORATION

Non-Consolidated Balance Sheets

(Millions of yen)

ASSETS	May 31, 2002	May 31, 2001	November 30, 2001
CURRENT ASSETS:			
Cash and deposits	4,817	24,106	14,770
Notes and accounts receivable	44,690	44,218	42,800
Securities	-	2	97
Inventories	13,441	12,677	13,276
Short-term loans receivable	15,665	11,268	13,265
Deferred tax assets	1,183	1,345	1,193
Other	2,599	1,197	2,180
Allowance for doubtful accounts	(255)	(905)	(242)
Total current assets	82,142	93,909	87,339
FIXED ASSETS:			
Tangible fixed assets			
Buildings and structures	26,389	23,955	24,184
Machinery and equipment	15,793	14,735	14,851
Land	15,856	15,090	15,864
Construction in progress	2,707	1,126	3,311
Other	562	491	533
Total tangible fixed assets	61,309	55,399	58,745
Intangible fixed assets	1,339	985	1,367
Investments and other assets			
Investment in securities	15,470	15,135	13,330
Investment in subsidiaries	17,360	19,422	17,170
Treasury stock	-	1,173	-
Deferred tax assets	3,068	3,965	3,469
Other	7,307	4,672	4,637
Allowance for doubtful accounts	(201)	(136)	(200)
Total investments and other assets	43,004	44,233	38,407
Total fixed assets	105,654	100,617	98,521
Total assets	187,796	194,527	185,861

LIABILITIES AND SHAREHOLDERS' EQUITY	May 31, 2002	May 31, 2001	November 30, 2001
CURRENT LIABILITIES:			
Notes and accounts payable	27,197	26,344	26,022
Short-term loans payable	4,238	3,000	3,000
Current portion of convertible bonds	-	12,924	3,648
Account payable-other	10,389	11,267	13,287
Accrued corporate, inhabitant and enterprise taxes	2,375	2,416	1,207
Reserve for sales rebates	2,517	2,866	1,787
Reserve for bonuses	634	1,394	334
Other	1,972	2,889	4,570
Total current liabilities	49,325	63,102	53,857
LONG-TERM LIABILITIES:			
Convertible bonds	18,629	18,629	18,629
Long-term loans payable	2,236	-	-
Reserve for retirement benefits	5,777	6,893	6,263
Reserve for directors' and corporate auditors' retirement	1,161	919	1,059
Other	5,443	3,102	3,456
Total long-term liabilities	33,247	29,544	29,407
Total liabilities	82,573	92,646	83,265
SHAREHOLDERS' EQUITY:			
Capital stock	24,104	24,102	24,103
Capital reserve	29,418	28,780	29,418
Legal reserve	3,115	3,022	3,115
Voluntary retained earnings	45,417	41,256	41,256
Unappropriated retained earnings	4,185	4,360	6,252
Valuation difference of other securities	211	358	(354)
Treasury stock	(1,229)	-	(1,194)
Total shareholders' equity	105,223	101,880	102,596
Total liabilities and shareholders' equity	187,796	194,527	185,861

Q.P. Corporation

Non-Consolidated Statements of Income

(Millions of yen)

	Interim period ended May 31, 2002	Interim period ended May 31, 2001	Year ended November 30, 2001
NET SALES	134,351	130,160	260,466
COST OF SALES	92,023	89,241	177,434
Gross profit	42,327	40,918	88,031
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	36,276	35,305	72,194
Operating income	6,051	5,613	10,836
NON-OPERATING INCOME:			
Interest and dividends received	550	443	671
Other	112	220	520
NON-OPERATING EXPENSES:			
Interest expense	185	206	402
Other	257	153	296
Ordinary income	6,271	5,916	11,329
EXTRAORDINARY GAINS:			
Gain on establishments in trusts to cover retirement benefit obligations	-	3,611	3,611
Effects of the amendments on the application of the new accounting standards for retirement benefits	-	3,706	3,706
Gain on sales of investment in securities	44	-	-
Other	23	-	854
EXTRAORDINARY LOSSES:			
Loss on disposal of fixed assets	204	253	445
Cost for establishments in trusts to cover retirement benefit obligations	-	7,154	7,154
Valuation loss on investment in securities	273	-	1,060
Other	55	0	65
Net income before tax adjustments	5,805	5,825	10,775
Corporate, inhabitant and enterprise taxes	2,730	2,466	3,341
Interperiod tax allocation	-	-	1,165
Net income	3,075	3,358	6,268
Retained earnings, beginning of year	1,110	1,002	1,002
Interim dividends	-	-	925
Legal reserve	-	-	92
Unappropriated retained earnings	4,185	4,360	6,252

BASIS OF PREPARATIONS FOR INTERIM FINANCIAL STATEMENTS

Figures of amounts are described by discarding fractions less than one million yen.

1.Valuation basis and valuation method of assets

(1) Securities

a. Held-to-maturity bonds are stated at amortized cost. Discounts and premiums are amortized by the straight-line method.

b. Stocks of subsidiaries and affiliated companies are stated at moving average cost.

c. Other securities with fair value are stated at fair value based on market price at the closing date. Valuation differences are stated in Shareholders' equity as valuation difference of other securities. Sales costs when sold are determined by the moving average method.

Other securities with no fair value are stated at moving average cost.

(2) Derivative financial instruments

Derivative financial instruments are stated at fair value.

Hedge accounting is adopted for derivative financial instruments which conform to requirements of hedge accounting.

(3) Inventories

a. Products (except for b.), purchased goods, raw materials, supplies, and work in progress are stated at monthly moving average cost.

b. Some joint products are stated at retail periodic average cost.

2. Depreciation

(1) Tangible fixed assets are depreciated by the declining balance method.

Buildings (except for equipment fixed inside buildings) acquired on and after April 1, 1998, are depreciated by the straight-line method.

The same basis with the Corporation Tax Law is adopted about useful life and scrap value.

(2) Intangible fixed assets are depreciated by the straight-line method.

Computer software purchased for internal use is amortized as no scrap value by the straight-line method for five years based on the estimated useful life of internal use.

(3) Long-term prepaid expenses are amortized by the straight-line method.

3. Reserves

(1) Allowance for doubtful accounts

Allowance for doubtful accounts is based on the amounts calculated by an estimated uncollectible rate considering the ratio of past actual bad debt losses to general credits, and on the estimated uncollectible amounts in consideration of the possibility of collection to specific credits of apprehension credits of bad debt, etc.

(2) Reserve for sales rebates

Reserve for sales rebates is based on a proportion to sales on an accrual basis.

(3) Reserve for bonuses

Reserve for bonuses is based on the specific computation period.

(4) Reserve for retirement benefits

Reserve for retirement benefits is provided at the necessary amounts on an accrual basis at end of the current interim period based on the estimated liability for retirement benefits and pension fund assets at end of the current fiscal year.

Actuarial gains or losses are equally amortized on the straight-line method over twelve years based on the average remaining employees' service years, and its amortization is to be started from the next year.

Retirement benefits systems of the Company consist of a tax-qualified pension system and an employees' welfare pension system.

(5) Reserve for directors' and corporate auditors' retirement

The Company provides a reserve for directors' and corporate auditors' retirement at 100% of estimated amounts payable at end of the current interim period according to Company's Bylaw.

4. Accounting for lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees, are accounted for by the same method as applied to ordinary operating leases.

5. Hedge accounting

(1) Deferral hedge is adopted in hedge accounting.

Designation transactions are applied to debts and credits in foreign currency which conform to a certain requirements of hedge accounting.

(2) Hedge instruments are forward exchange contracts.

(3) Hedge items are purchase transactions in foreign currencies.

(4) The Company enters into forward exchange contracts to hedge risks from fluctuation in foreign exchange rate and never makes use of them for the purpose of speculative transactions.

(5) Assessment of the effectiveness of hedge accounting

Control procedures of hedge transactions are executed according to the Company's Bylaw. The effectiveness of the hedge is measured by comparing movements in the fair value of hedge items with those of hedge instruments. Hedge transactions are strictly controlled, analyzed, and assessed.

6. Accounting for consumption taxes

Consumption taxes are recorded in separate accounts.

7. Tax effect accounting

The Company adopts a tax effect accounting, a so called the simple method that the Company rationally estimated an effective tax rate gotten by dividing yearly estimated tax expenses by yearly estimated net income before taxes, calculated by multiplying interim net income before taxes by the above tax rate, and as a result, tax adjustment amounts are included in corporate, inhabitant and enterprise taxes.

(Additional information)

Treasury stock, which was disclosed as Assets in the previous interim period, is classified as a deduction of shareholders' equity in the current interim period in accordance with the revision of the Regulations concerning the Terminology, Forms and Preparation Methods of Interim Financial Statements.

NOTES TO BALANCE SHEETS

	Millions of yen		
	May 31, 2002	May 31, 2001	November 30, 2001
(1) Accumulated depreciation of tangible fixed assets	79,137	75,090	77,132
(2) Contingent liabilities (guarantees)	3,193	3,555	3,527
(3) Treasury stock	1,193,043 shares	1,143,625 shares	1,159,451 shares
(Treasury stock for stock option granted)	(1,140,000 shares)	(1,141,000 shares)	(1,140,000 shares)

NOTES TO STATEMENTS OF INCOME

	Millions of yen		
	Interim period ended May 31, 2002	Interim period ended May 31, 2001	Year ended November 30, 2001
Depreciation expense			
Tangible fixed assets	3,040	2,820	5,975
Intangible fixed assets	194	139	311
Long-term prepaid expenses	223	220	442

LEASE TRANSACTIONS

(1) Finance lease transactions other than those which are deemed to transfer the ownership of leased assets to lessees

Interim period ended May 31, 2002

a. Acquisition cost, accumulated depreciation and fair value of lease properties

(Millions of yen)

	Acquisition cost	Accumulated depreciation	Fair value
Tools, furniture and fixtures	2,348	1,268	1,079
Auto and transportation equipment	597	323	274
Computer software	132	57	75
Total	3,078	1,649	1,428

b. Future lease payments

Due within one year	716million
Due over one year	745million
Total	1,461million

c. Lease payments, depreciation and estimated interest expense

Lease payments	476million
Depreciation expense	454million
Estimated interest expense	20million

d. The calculation method of depreciation

Depreciation is calculated by the straight-line method as no scrap value.

e. The calculation method of estimated interests

Interests, which are separated from the aggregate lease amounts, are calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interests are allocated to the respective fiscal years by the interest-method.

Interim period ended May 31, 2001

a. Acquisition cost, accumulated depreciation and fair value of lease properties

(Millions of yen)

	Acquisition cost	Accumulated depreciation	Fair value
Tools, furniture and fixtures	2,461	1,283	1,178
Auto and transportation equipment	704	408	296
Computer software	68	24	43
Total	3,234	1,716	1,518

b. Future lease payments

Due within one year	735 million
Due over one year	805 million
Total	1,541 million

c. Lease payments, depreciation and estimated interest expense

Lease payments	472 million
Depreciation expense	452 million
Estimated interest expense	17 million

d. The calculation method of depreciation

Depreciation is calculated by the straight-line method as no scrap value.

e. The calculation method of estimated interests

Interests, which are separated from the aggregate lease amounts, are calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interests are allocated to the respective fiscal years by the interest-method.

Year ended November 30, 2001

a. Acquisition cost, accumulated depreciation and fair value of lease properties

(Millions of yen)

	Acquisition cost	Accumulated depreciation	Fair value
Tools, furniture and fixtures	2,257	1,219	1,037
Auto and transportation equipment	651	315	336
Computer software	132	43	88
Total	3,041	1,578	1,462

b. Future lease payments

Due within one year	739million
Due over one year	751million
Total	1,490million

c. Lease payments, depreciation and estimated interest expense

Lease payments	929million
Depreciation expense	890million
Estimated interest expense	34million

d. The calculation method of depreciation

Depreciation is calculated by the straight-line method as no scrap value.

e. The calculation method of estimated interests

Interests, which are separated from the aggregate lease amounts, are calculated as the difference between the aggregate lease amounts on contracts and the presumed costs considered to be acquired by lesser. Such calculated interests are allocated to the respective fiscal years by the interest-method.

SECURITIES

Stocks of subsidiaries and affiliated companies with fair value

Interim period ended May 31, 2002

(Millions of yen)

Description	Book value	Fair value	Difference
Stocks of subsidiaries	3,719	6,215	2,495
Stocks of affiliated companies	290	859	569
Total	4,009	7,074	3,064

Interim period ended May 31, 2001

(Millions of yen)

Description	Book value	Fair value	Difference
Stocks of subsidiaries	3,719	7,964	4,245
Stocks of affiliated companies	290	870	579
Total	4,009	8,835	4,825

Year ended November 30, 2001

(Millions of yen)

Description	Book value	Fair value	Difference
Stocks of subsidiaries	3,719	6,770	3,050
Stocks of affiliated companies	290	848	558
Total	4,009	7,618	3,609

SIGNIFICANT SUBSEQUENT EVENT

None

Details of Sales

(Millions of yen)

	May 31, 2002		May 31, 2001		November 30, 2001	
	Amount	Component ratio	Amount	Component ratio	Amount	Component ratio
		%		%		%
Mayonnaise and dressings	50,768	37.79	50,065	38.46	100,038	38.41
Canned and retort foods	25,734	19.16	24,686	18.96	49,286	18.92
Egg products	37,527	27.93	36,401	27.97	72,912	27.99
Healthcare products	6,958	5.18	6,022	4.63	12,087	4.64
Vegetables and salads	11,854	8.82	11,565	8.89	23,279	8.94
Rental of facilities	1,508	1.12	1,418	1.09	2,862	1.10
Total	134,351	100.00	130,160	100.00	260,466	100.00